UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroDry Ltd. (the “Company”) on June 5, 2025: EuroDry Ltd. Reports Results for the Quarter Ended March 31, 2025.

This Report on Form 6-K (which includes Exhibit 1), except for the paragraph in Exhibit 1 beginning with “Aristides Pittas, Chairman and CEO of EuroDry commented:” and the succeeding paragraph, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-273254) filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 14, 2023 and the Company’s Registration Statement on Form F-3 (File No. 333-273258) filed with the Commission on July 14, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: June 6, 2025	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

         Exhibit 1

EuroDry Ltd.

Reports Results for the Quarter Ended March 31, 2025

Maroussi, Athens, Greece – June 5, 2025– EuroDry Ltd. (NASDAQ: EDRY, the “Company” or “EuroDry”), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today its results for the three-month period ended March 31, 2025.

First Quarter 2025 Highlights:

•

Total net revenues of $9.2 million.

•

Net loss attributable to controlling shareholders, of $3.7 million or $1.35 loss per share basic and diluted, respectively.

•

 Adjusted net loss1 attributable to controlling shareholders for the quarter of $5.7 million or $2.07 loss per share basic and diluted, respectively, which represents the net loss attributable to controlling shareholders excluding the unrealized loss on derivatives and the net gain on sale of vessel.

•

Adjusted EBITDA1 was $(1.0) million.

•

An average of 12.8 vessels were owned and operated during the first quarter of 2025 earning an average time charter equivalent rate of $7,167 per day. Refer to a subsequent section of the Press Release for the definition and method of calculation of the time charter equivalent rate.

•

To date, about $5.3 million has been used to repurchase 334,674 shares of the Company, under our share repurchase plan of up to $10 million, announced in August 2022.

1Adjusted EBITDA, Adjusted net loss attributable to controlling shareholders and Adjusted loss per share attributable to controlling shareholders are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for EuroDry’s financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Aristides Pittas, Chairman and CEO of EuroDry, commented:

“During the first quarter of 2025, we faced quite low charter markets, the lowest since the early days of the COVID pandemic, and although the market rebounded a bit in April and May, the rebound was not sufficient to return most vessels to profitability and, in addition, it started fizzling out by the end of May and early June in the face of season trends and the uncertainty created by the back-and-forth’s on the tariff front. As EuroDry is fully exposed to the short-term charter markets, it is no surprise that we had a rather poor financial outcome for the quarter. The near-term outlook remains volatile as the demand side of the supply/demand equation struggles to establish a positive trend affected by the weakness of the steel industry and overall economic growth in China, the negative medium-term trend for thermal coal and the continuing conflicts in Ukraine and Gaza that have pushed significant reconstruction projects to the future.

“We have refrained from locking our vessels into longer duration charters at non-profitable levels deciding to face the market by pursuing short term trip charters to, potentially, benefit from any reversal in trends. The orderbook, as a percentage of the fleet, although it has modestly increased, remains low by historical standards, offering the possibility that a meaningful upturn in demand could quickly translate to better rates. At the same time, we try to optimize incremental investment in our elder cluster of Panamax vessels, especially around the time of drydockings; the sale of M/V Tasos was the result of cost/benefit analysis. As always, we continuously look for new opportunities to invest, mainly, in combination with the renewal of our fleet. “

Tasos Aslidis, Chief Financial Officer of EuroDry, commented:

“Our net revenues for the first quarter of 2025 were lower by 36.2% as compared to the first quarter of 2024. This is primarily driven by the decrease of 42.5% in average time charter equivalent rates our vessels earned during the current quarter as compared to the first quarter of 2024, partly offset by the increased voyage days during the first quarter of 2025, mostly due to the fact that there were no scheduled off hire days due to drydocking, compared to 52.5 days of the same period of 2024.

“Vessel operating expenses were $6.6 million for the first quarter of 2025 as compared to $6.2 million for the same period of 2024. The increase is mainly attributable to increased costs of spare parts and maintenance for several of our vessels in the first quarter of 2025 compared to the corresponding period in 2024.

“Adjusted EBITDA during the first quarter of 2025 was $(1.0) million compared to $2.1 million achieved for the first quarter of last year. As of March 31, 2025, our outstanding debt (excluding the unamortized loan fees) was $105.2 million versus restricted and unrestricted cash of approximately $11.3 million.”

First Quarter 2025 Results:

For the first quarter of 2025, the Company reported total net revenues of $9.2 million representing a 36.2% decrease over total net revenues of $14.4 million during the first quarter of 2024, which was the result of the decreased time charter rates our vessels earned during the first quarter of 2025 , partly offset by the increased voyage days during the first quarter of 2025, mostly due to the fact that there were no scheduled off hire days due to drydocking, compared to 52.5 days of the same period of 2024.. On average, 12.8 vessels were owned and operated during the first quarter of 2025 earning an average time charter equivalent rate of $7,167 per day compared to 13.0 vessels in the same period of 2024 earning on average $12,455 per day.

For the first quarter of 2025, voyage expenses amounted to $1.7 million and mainly relate to vessels repositioning between charters and expenses during operational off-hire time, as compared to $1.5 million in the same period of 2024. Vessel operating expenses increased to $6.6 million for the first quarter of 2025 from $6.2 million in the same period of 2024. The increase is mainly attributable to the increased cost for spare parts and maintenance for several of our vessels operating in the first quarter of 2025 compared to the corresponding period in 2024. Depreciation expense for the first quarter of 2025 was $3.2 million compared to $3.4 million for the same period of 2024 as a result of the lower number of vessels owned and operated in the first quarter of 2025.

Related party management fees for the period were $1.05 million compared to $1.08 million for the same period of 2024, again due to the decreased number of vessels owned and operated in the first quarter of 2025 and the favorable movement of the euro/dollar exchange rate, partly offset by the adjustment for inflation in the daily vessel management fee, effective from January 1, 2025, increasing it from 810 Euros to 840 Euros.

General and administrative expenses were $0.8 million for the first quarter of 2025, similar to the same period of last year.

In the first quarter of 2025, one of our vessels completed its intermediate survey in water for a total cost of $0.1 million. In the first quarter of 2024 two of our vessels were drydocked in order to pass their special survey, for a total cost of $1.8 million.

On January 29, 2025, the Company signed an agreement to sell M/V Tasos, a 75,100 dwt drybulk vessel, built in 2000, for demolition, for approximately $5 million. The vessel was delivered to its buyers, an unaffiliated third party, on March 17, 2025, resulting in a gain on sale of $2.1 million.

Interest and other financing costs for the first quarter of 2025 decreased to $1.8 million as compared to $2.1 million for the same period of 2024. Interest expense during the first quarter of 2025 was lower mainly due to the decreased benchmark rates of our loans, partly offset by the increased average debt during the first quarter of 2025, as compared to the same period of last year.

For the three months ended March 31, 2025, the Company recognized a $0.13 million unrealized loss and a $0.04 million realized gain on one interest rate swap. For the three months ended March 31, 2024, the Company recognized a $0.15 million unrealized gain and a $0.06 million realized gain on one interest rate swap, as well as a $1.29 million unrealized gain and a $0.95 million realized loss on forward freight agreement contracts.

The Company reported a net loss for the period of $4.0 million and a net loss attributable to controlling shareholders of $3.7 million, as compared to a net loss of $1.9 and a net loss attributable to controlling shareholders of $1.8 million for the same period of 2024. The net loss attributable to the non-controlling interest of $0.3 million in the first quarter of 2025 represents the loss attributable to the 39% ownership of the entities owning the M/V Christos K and M/V Maria represented by NRP Project Finance AS (“NRP investors”) (the “Partnership”).

Adjusted EBITDA for the first quarter of 2025 was $(1.0) million compared to $2.1 million achieved during the first quarter of 2024.

Basic and diluted loss per share attributable to controlling shareholders for the first quarter of 2025 was $1.35, calculated on 2,737,297 basic and diluted weighted average number of shares outstanding, compared to a basic and diluted loss per share attributable to controlling shareholders of $0.65 for the first quarter of 2024, calculated on 2,733,491 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the net loss attributable to controlling shareholders for the quarter of the unrealized (gain) / loss on derivatives and the net gain on sale of vessel, the adjusted loss attributable to controlling shareholders for the quarter ended March 31, 2025 would have been $2.07 per share basic and diluted, compared to an adjusted loss of $1.18 per share basic and diluted attributable to controlling shareholders, respectively for the quarter ended March 31, 2024. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The EuroDry Ltd. fleet profile is as follows:

Name	Type	Dwt	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels
EKATERINI	Kamsarmax	82,000	2018	TC until Jun-25	$9,750
XENIA	Kamsarmax	82,000	2016	TC until Jun-25	Hire 108% of the Average Baltic Kamsarmax P5TC(**) index
ALEXANDROS P.	Ultramax	63,500	2017	TC until Jun-25	$19,000
CHRISTOS K***	Ultramax	63,197	2015	TC until Jul-25	$20,000
YANNIS PITTAS	Ultramax	63,177	2014	TC until Nov-25	Hire 115% of the Average Baltic Supramax S10TC index(****)
MARIA***	Ultramax	63,153	2015	TC until Mar-26	Hire 115% of the Average Baltic Supramax S10TC index(****)
GOOD HEART	Ultramax	62,996	2014	TC until Mar-26	Hire 115% of the Average Baltic Supramax S10TC index(****)
MOLYVOS LUCK	Supramax	57,924	2014	TC until May-26	Hire 101% of the Average Baltic Supramax S10TC index(****)
EIRINI P	Panamax	76,466	2004	TC until Jul-25	$8,500
SANTA CRUZ	Panamax	76,440	2005	TC until Jun-25	$5,750
STARLIGHT	Panamax	75,845	2004	TC until Jun-25	$10,250
BLESSED LUCK	Panamax	76,704	2004	TC until Aug-25	$10,800
Total Dry Bulk Vessels	12	843,402

Vessels under construction	Type	Dwt	To be delivered
SBC XY164	Ultramax	63,500	Q2 2027
SBC XY166	Ultramax	63,500	Q3 2027
Total under construction	2	127,000

Note:

(*)

TC denotes time charter. Charter duration indicates the earliest redelivery date.

(**)

The average Baltic Kamsarmax P5TC Index is an index based on five Panamax time charter routes.

(***)

The entity owning the vessel is 61% owned by EuroDry and 39% by NRP Investors.

(****)

The average Baltic Supramax S10TC Index is an index based on ten Supramax time charter routes.

Summary Fleet Data:

	Three months, ended March 31, 2024	Three months, ended March 31, 2025
FLEET DATA
Average number of vessels (1)	13.0	12.8
Calendar days for fleet (2)	1,183.0	1,155.0
Scheduled off-hire days incl. laid-up (3)	52.5	-
Available days for fleet (4) = (2) - (3)	1,130.5	1,155.0
Commercial off-hire days (5)	-	18.1
Operational off-hire days (6)	21.4	11.5
Voyage days for fleet (7) = (4) - (5) - (6)	1,109.1	1,125.3
Fleet utilization (8) = (7) / (4)	98.1%	97.4%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	98.4%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	98.1%	99.0%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	12,455	7,167
Vessel operating expenses excl. drydocking expenses (12)	6,183	6,590
General and administrative expenses (13)	684	714
Total vessel operating expenses (14)	6,867	7,304
Drydocking expenses (15)	1,493	59

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

 (2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned by us including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

 (3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

 (4) Available days. We define available days as the total number of Calendar days in a period net of scheduled off-hire days incl. laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

 (5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

 (6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Average time charter equivalent rate, or average TCE, is a measure of the average daily net revenue performance of our vessels. Our method of calculating average TCE is determined by dividing time charter revenue and voyage charter revenue, if any, net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract or are related to repositioning the vessel for the next charter. Average TCE provides additional meaningful information in conjunction with time charter revenue and voyage charter revenue, if any, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. Average TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of average TCE may not be comparable to that used by other companies in the shipping industry.

(12) We calculate daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and related party management fees by dividing vessel operating expenses and related party management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by us by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. We compute TVOE as the sum of vessel operating expenses, related party management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Daily drydocking expenses is calculated by us by dividing drydocking expenses by the fleet calendar days for the relevant period. Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Today, June 5, 2025, at 10:00 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “EuroDry” to the operator and/or conference ID 13754200. Click here for additional participant International Toll -Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Audio Webcast- Slides Presentation:

There will be a live and then archived webcast of the conference call and accompanying slides, available on the Company’s website. To listen to the archived audio file, visit our website http://www.eurodry.gr and click on Company Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation for the first quarter ended March 31, 2025, will also be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website (www.eurodry.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended March 31,	Three Months Ended March 31,
	2024	2025

Revenues
Time charter revenue	15,321,785	9,786,127
Commissions	(897,140)	(577,126)
Net revenues	14,424,645	9,209,001

Operating expenses / (income)
Voyage expenses	1,507,517	1,721,191
Vessel operating expenses	6,233,359	6,558,352
Drydocking expenses	1,765,630	68,157
Vessel depreciation	3,442,068	3,215,286
Related party management fees	1,080,994	1,053,039
General and administrative expenses	808,948	824,824
Net gain on sale of vessel	-	(2,083,596)
Total operating expenses, net	14,838,516	11,357,253

Operating loss	(413,871)	(2,148,252)

Other income / (expenses)
Interest and other financing costs	(2,069,905)	(1,787,554)
Gain / (loss) on derivatives, net	543,543	(86,373)
Foreign exchange gain	1,566	1,093
Interest income	29,228	14,915
Other expenses, net	(1,495,568)	(1,857,919)
Net loss	(1,909,439)	(4,006,171)
Net loss attributable to the non-controlling interest	127,937	303,154
Net loss attributable to controlling shareholders	(1,781,502)	(3,703,017)
Loss per share attributable to controlling shareholders, basic and diluted	(0.65)	(1.35)
Weighted average number of shares, basic and diluted	2,733,491	2,737,297

EuroDry Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2024	March 31, 2025

ASSETS
Current Assets:
Cash and cash equivalents	6,711,327	6,182,234
Trade accounts receivable, net	8,433,076	6,756,559
Other receivables	1,112,856	925,658
Inventories	2,097,083	1,378,039
Restricted cash	1,587,268	1,518,352
Prepaid expenses	474,488	670,830
Derivative	120,675	109,099
Due from related company	-	309,195
Asset held for sale	2,789,715	-
Total current assets	23,326,488	17,849,966

Fixed assets:
Advances for vessels under construction	7,188,614	7,189,294
Vessels, net	185,465,570	182,276,451
Long-term assets:
Derivative	144,523	30,876
Restricted cash	3,610,000	3,630,000
Total assets	219,735,195	210,976,587

LIABILITIES, AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term bank loans, current portion	11,810,351	12,610,040
Trade accounts payable	2,668,490	2,581,363
Accrued expenses	3,854,066	1,974,504
Deferred revenue	247,294	364,905
Due to related companies	181,014	-
Total current liabilities	18,761,215	17,530,812

Long-term liabilities:
Long term bank loans, net of current portion	95,381,535	91,613,741
Total long-term liabilities	95,381,535	91,613,741
Total liabilities	114,142,750	109,144,553

Shareholders' equity:
Common stock (par value $0.01, 200,000,000 shares authorized, 2,826,697 issued and outstanding, respectively)	28,266	28,266
Additional paid-in capital	67,751,242	67,997,002
Retained earnings	28,958,375	25,255,358
Total EuroDry Ltd. common shareholders’ equity	96,737,883	93,280,626
Non-controlling interest	8,854,562	8,551,408
Total shareholders' equity	105,592,445	101,832,034
Total liabilities and shareholders' equity	219,735,195	210,976,587

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Three Months Ended March 31,	Three Months Ended March 31,
	2024	2025

Cash flows from operating activities:
Net loss	(1,909,439)	(4,006,171)
Adjustments to reconcile net loss to net cash provided by operating activities:
Vessel depreciation	3,442,068	3,215,286
Amortization of deferred charges	65,157	54,395
Share-based compensation	233,937	245,760
Net gain on sale of vessel	-	(2,083,596)
Unrealized loss / (gain) on derivatives	(1,442,992)	125,223
Changes in operating assets and liabilities	2,583,203	128,977
Net cash provided by / (used in) operating activities	2,971,934	(2,320,126)

Cash flows from investing activities:
Cash paid for vessel acquisitions and capitalized expenses	(311,341)	(53,898)
Net proceeds from sale of vessel	-	4,819,195
Cash paid for vessels under construction	-	(680)
Net cash (used in) / provided by investing activities	(311,341)	4,764,617

Cash flows from financing activities:
Cash paid for share repurchases	(672,068)	-
Repayment of long-term bank loans	(3,375,000)	(3,022,500)
Net cash used in financing activities	(4,047,068)	(3,022,500)

Net decrease in cash, cash equivalents and restricted cash	(1,386,475)	(578,009)
Cash, cash equivalents and restricted cash at beginning of period	14,099,593	11,908,595
Cash, cash equivalents and restricted cash at end of period	12,713,118	11,330,586

Cash breakdown

Cash and cash equivalents	7,370,422	6,182,234
Restricted cash, current	2,042,696	1,518,352
Restricted cash, long term	3,300,000	3,630,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	12,713,118	11,330,586

EuroDry Ltd.

Reconciliation of Net loss to Adjusted EBITDA

(All amounts expressed in U.S. Dollars)

	Three Months Ended March 31, 2024	Three Months Ended March 31, 2025
Net loss	(1,909,439)	(4,006,171)
Interest and other financing costs, net (incl. interest income)	2,040,677	1,772,639
Vessel depreciation	3,442,068	3,215,286
Unrealized gain on Forward Freight Agreement derivatives	(1,287,720)	-
Loss / (gain) on interest rate swap derivative	(210,640)	86,373
Net gain on sale of vessel	-	(2,083,596)
Adjusted EBITDA	2,074,946	(1,015,469)

Adjusted EBITDA Reconciliation:

EuroDry Ltd. considers Adjusted EBITDA to represent net loss before interest, income taxes, depreciation, unrealized gain on Forward Freight Agreements (“FFAs”), loss / (gain) on interest rate swap derivative and net gain on sale of vessel. Adjusted EBITDA does not represent and should not be considered as an alternative to net loss, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, financial costs, unrealized gain on FFAs, loss / (gain) on interest rate swap derivative, depreciation and net gain on sale of vessel. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

EuroDry Ltd.

Reconciliation of Net loss attributable to controlling shareholders to Adjusted net loss attributable to controlling shareholders

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended March 31, 2024	Three Months Ended March 31, 2025
Net loss attributable to controlling shareholders	(1,781,502)	(3,703,017)
Unrealized (gain) / loss on derivatives	(1,442,992)	125,223
Net gain on sale of vessel	-	(2,083,596)
Adjusted net loss attributable to controlling shareholders	(3,224,494)	(5,661,390)
Adjusted loss per share attributable to controlling shareholders, basic and diluted	(1.18)	(2.07)
Weighted average number of shares, basic and diluted	2,733,491	2,737,297

Adjusted net loss attributable to controlling shareholders and Adjusted loss per share attributable to controlling shareholders Reconciliation:

EuroDry Ltd. considers Adjusted net loss attributable to controlling shareholders, to represent net loss before unrealized (gain) / loss on derivatives, which includes FFAs and interest rate swaps, and net gain on sale of vessel. Adjusted net loss attributable to controlling shareholders and Adjusted loss per share attributable to controlling shareholders is included herein because we believe they assist our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of unrealized (gain) / loss on derivatives and net gain on sale of vessel, which may significantly affect results of operations between periods.

Adjusted net loss attributable to controlling shareholders and Adjusted loss per share attributable to controlling shareholders do not represent and should not be considered as an alternative to net loss attributable to controlling shareholders or loss per share attributable to controlling shareholders, as determined by GAAP. The Company's definition of Adjusted net loss attributable to controlling shareholders and Adjusted loss per share attributable to controlling shareholders may not be the same as that used by other companies in the shipping or other industries. Adjusted net loss attributable to controlling shareholders and Adjusted loss per share attributable to controlling shareholders are not adjusted for all non-cash income and expense items that are reflected in our statement of cash flows.

About EuroDry Ltd.

EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to consolidate the drybulk fleet of Euroseas Ltd into a separate listed public company. EuroDry was spun-off from Euroseas Ltd on May 30, 2018; it trades on the NASDAQ Capital Market under the ticker EDRY.

EuroDry operates in the dry cargo, drybulk shipping market. EuroDry's operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters.

The Company has a fleet of 12 vessels, including 4 Panamax drybulk carriers, 5 Ultramax drybulk carriers, 2 Kamsarmax drybulk carriers and 1 Supramax drybulk carrier. EuroDry’s 12 drybulk carriers have a total cargo capacity of 843,402 dwt.  After the delivery of two Ultramax vessels in 2027, the Company’s fleet will consist of 14 vessels with a total carrying capacity of 970,402 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.eurodry.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY10169 Tel. (212) 661-7566 E-mail: eurodry@capitallink.com